UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07005765

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 26118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: East/West Securities Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)


PROCESSING
RECEIVED
MAR 0 5
WASH., D.C.
213

~~120 Montgomery St., Ste. 1760~~
(No. and Street)

San Francisco CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leslie U. Harris (415) 397-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

~~Samuel H. Wong & Co., LLP~~
(Name – *if individual, state last, first, middle name*)

400 Oyster Point Blvd. South SAn Francisco CA 94080
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leslie U. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East/West Securities Co., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

325-20002 325-20046

325-94001 325-94000

325-98238 325-98102
325-25084

Leslie Harris
Signature

Partner
Title



HELEN LAM
Comm. # 1402030
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires Feb. 23, 2007

Helen Lam 2/23/07
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

East West Securities Co.
(A Partnership)

Financial Statements

December 31, 2006 and 2005

East West Securities Co.
(A Partnership)

Contents | Page



SAMUEL H. WONG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

The Partners
East West Securities Co.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of East West Securities Co. (A Partnership) as of December 31, 2006 and 2005, and the related statements of income, changes of partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of East West Securities Co. (A Partnership) as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting schedules are presented for the purposes of additional analysis and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



South San Francisco, California
February 13, 2007

Samuel H. Wong & Co., LLP
Certified Public Accountants

South San Francisco Head Office:
400 Oyster Point Blvd., Suite 122
So. San Francisco, CA 94080, U.S.A.
Tel: (415) 732-1288
Fax: (415) 397-9028
Mobile: (415) 609-6789
Email: swongcpa@aol.com

Shanghai Representative Office:
1266 Nan Jing West Road
39/F, Plaza 66, Shanghai
P.R.C. 200040
Tel: (8621) 6288-0058
Mobile: (86) 138-1779-1830
Fax: (8621) 6288-0058

Hong Kong Office:
Room 703, Nan Dao Commercial Building,
359-361 Queen's Road Central, Hong Kong
Tel: (852) 2526-9262, 2802-4878
Fax: (852) 2815-4726, 2511-3538
Mobile: (852) 6092-6552
Email: swongcpa@netvigator.com

Website: http://www.swongcpa.com

East West Securities Co
(A Partnership)
Balance Sheet
as of December 31, 2006 and 2005

ASSETS	Note	2006	2005
Current Assets			
Cash & Cash Equivalents	2(C)	$ 241,351	$ 199,137
Restricted Cash	3	110,000	100,000
Total Cash		351,351	299,137
Marketable Securities	4	18,474	60,607
Commission Receivable		20,151	50,567
Prepaid Expenses		1,429	2,655
Total Current Assets		391,405	412,966
Property and Equipment			
At Cost	2(A) & 5	142,388	122,971
Less: Accumulated Depreciation		(124,130)	(113,774)
		18,258	9,197
Other Assets			
Rental Deposit	8	4,236	1,834
Total Assets		$ 413,899	$ 423,997
LIABILITIES AND PARTNERS' CAPITAL			
Current Liabilities			
Automobile Loan-Current	6	-	1,848
Commission Payable		5,321	27,295
Accounts Payable		2,118	-
Payroll Tax Payable		3,309	10,256
Accrued Liabilities		25,683	31,742
Total Current Liabilities		36,431	71,141
Total Liabilities		36,431	71,141
Partners' Capital			
Leslie U. Harris		184,960	172,900
Nai Fung Chen		192,508	179,956
Total Partners' Capital		377,468	352,856
Total Liabilities and Partners' Capital		$ 413,899	$ 423,997

See Accompanying Notes to the Financial Statements

East West Securities Co
(A Partnership)
Notes to the Financial Statements
for the years ended December 31, 2006 and 2005

1. The Company

East/West Securities Co. was formed as a Partnership on June 11, 1981 under the laws of the State of California. A written partnership agreement was executed on May 20, 1993, formalizing the existing business relationship.

East/West Securities Co. is a registered broker/dealer servicing individual and institutional investors in the U.S. and abroad.

The organization consists of two partners, with Nai Fung Chen owning a 51% interest and Leslie U. Harris owning a 49% interest. Income or loss is being shared in the same proportion. The Company operates as a broker/dealer registered pursuant to Section 15-b of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

The Company maintains its general ledger and journals with the accrual method of accounting. Accordingly, the accompanying financial statements have been prepared on the accrual basis of accounting. A summary of significant accounting policies is outlined below: -

(A) Property and Equipment

Property and Equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Property and equipment are depreciated over their estimated useful lives ranging from 3-7 years by the straight-line method.

(B) Income Taxes

According to Subchapter K, Part I., Section 701 of the Internal Revenue Code, there is no provision for income taxes, since a Partnership is not a taxable entity. Individual partners report their distributive shares of partnership income or loss for tax purposes.

(C) Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(D) Securities Transactions

Securities transactions are recorded on a settlement date basis, except for proprietary transactions and the related expenses, which are recorded on a trade date basis.

(E) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(F) Reclassifications

Certain accounts in the prior-year financial statements have been reclassified to conform to comparison of the current-year financial statements.

(G) Recognition of Revenue

The Company recognizes commission revenue at the point when an open trade order has been executed and confirmed by the trade counterparty.

(H) Investments in Marketable Securities

The Company invests in debt and equity securities, which are held as available for sale. The company records these securities at cost upon purchase, and thereafter, at their fair market values, and recognizes changes in those values in unrealized gains and losses, as part of changes to partners' capital. When the securities are sold, the gains or losses are recognized in other income. Current quotations are used to estimate the fair values of these securities.

3. Restricted Cash

The Company agrees to maintain a good faith deposit of $100,000 at U.S. Clearing Corp.

4. Investments in Marketable Securities

As of December 31, 2006, investments in marketable securities, held as available for sale, had fair values totaling $18,474 purchased at costs of $12,767.

East West Securities Co
(A Partnership)
Notes to the Financial Statements
for the years ended December 31, 2006 and 2005

5. Property and Equipment

Property and Equipment as of December 31, 2006 consisted of the following: -

Category	at Cost	Accumulated Depreciation	Net Value
Furniture & Fixtures	$ 6,465	$ 5,677	$ 788
Machinery & Equipment	27,306	22,518	4,788
Automobiles	80,198	80,198	---
Leasehold Improvement	21,798	9,115	12,682
Computer Software	6,621	6,621	---
	$ 142,388	$ 124,130	$ 18,258

Property and Equipment as of December 31, 2005 consisted of the following: -

Category	at Cost	Accumulated Depreciation	Net Value
Furniture & Fixtures	$ 6,283	$ 5,384	$ 899
Machinery & Equipment	26,440	20,615	5,825
Automobiles	80,198	80,198	---
Leasehold Improvement	3,429	956	2,473
Computer Software	6,621	6,621	---
	$ 122,971	$ 113,774	$ 9,197

6. Automobile Loan

On March 25, 2000, the Company purchased a year 2000 Lincoln – LS automobile at a cost of $38,822, of which $28,680 was financed by way of a bank loan for a term of six years from May 2000 to April 2006 at 8.55% interest with a monthly payment of $512, which included principal and interest.

As of December 31, 2006, the outstanding loan balance was $0.00, after servicing for 72 monthly payments, which were all short term.

7. Advertising Expense

Pursuant to the Accounting Policy in the United States, the Company expensed the whole of $12,550 advertising incurred during the year.

8. Lease Commitment

On January 17, 2006, the Company and the landlord had amended the lease agreement. The amended lease agreement extended the expiration of the lease to December 31, 2007. In the amended lease agreement, the company agreed to move to the existing space located on the 17th floor of the same building that began on March 1, 2006. The landlord requires a monthly base rent of $4,059.50 for the new space. The security deposit was raised to $4,236 to coincide with the occupation of the new space.

Future minimum operating lease payments for the next year until termination will be: -

Year ended December 31	Lease Payment
2007	$50,479

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $344,172 per computation disclosed in the accompanying Supplementary Information, which was $294,172 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was 0.11 to 1. At December 31, 2005, the Company had net capital of $317,109 per computation disclosed in the accompanying Supplementary Information, which was $267,109 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was 0.22 to 1.

10. Concentration of Risk

The Company has a significant concentration of risk related to its revenues. The Company's trading activities originate from a small number of institutional investors, and the composition of the Company's clientele and revenue sources continues to trend towards a smaller group of institutions. If this trend continues, it is possible that the company could be significantly impacted if these institutions discontinued the existing business relationship.

END